Exhibit 99.13

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of October 27, 2025 by and among (i) Tony Xu Han (“Founder 1”), (ii) Yan Li (“Founder 2” and, together with Founder 1, each a “Founder” and collectively the “Founders”) and (iii) Alliance Ventures, B.V., a private company with limited liability under Dutch law (“Alliance Ventures”).

RECITALS

A.	WeRide, Inc. (the “Company”) is a Cayman Islands exempted company whose American depositary shares (“ADSs”) became listed on the Nasdaq Stock Market on October 25, 2024 (the “US IPO”).

B.	Alliance Ventures is a shareholder of the Company and certain affiliated entities of the Founders are shareholders of the Company.

C.	On July 26, 2024, Alliance Ventures, the Company and the Founders entered into that certain Nominating and Support Agreement (the “Nominating Agreement”), pursuant to which (a) Alliance Ventures has the right to nominate two (2) directors on the Company’s board of directors (the “Board”), and (b) the Founders have agreed, among other things, (i) that for so long as the director appointment rights under Article 87(b) of the Company’s eighth amended and restated memorandum and articles of association (the “Post-US IPO M&AA”) are applicable, to exercise such director appointment rights to elect such Alliance Ventures nominees as directors of the Board, and (ii) not to take any action, directly or indirectly, or cause his affiliated entities to take any action, directly or indirectly, to amend, alter, repeal or waive such director appointment rights under the Post-US IPO M&AA.

D.	In accordance with the Nominating Agreement, Alliance Ventures has nominated, and the Founders and their affiliated entities have appointed, Jean-François Salles and Kazuhiro Doi as directors of the Board.

E.	The Company proposes to raise capital through a dual primary listing of its class A ordinary shares, par value US$0.00001 per share (“Class A Shares”), on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK IPO”), and, in connection therewith and notwithstanding the provisions of the Nominating Agreement, to amend the Post-US IPO M&AA to remove the director appointment rights to fulfill relevant requirements of The Stock Exchange of Hong Kong Limited.

F.	In connection with the foregoing, the Founders have agreed to take certain actions as provided herein to nominate, appoint and vote for two (2) Alliance Ventures Directors (as defined below) to the Board subject to the conditions provided herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Agreement to Nominate, Appoint and Vote for Directors.

a.	For so long as the Alliance Ventures Thresholds (as defined below) are maintained, each of the Founders hereby undertakes that he shall, and shall cause his affiliated entities to, to the extent in compliance with applicable laws, take such actions as are necessary or desirable to cause the two (2) Alliance Ventures Directors to be appointed or nominated for election, and to be elected to the Board, including, without limitation, to vote or execute consents with respect to all shares of the Company (including any shares represented by ADSs) or other voting securities of the Company held or beneficially owned directly or indirectly by him or his respective affiliated entities at any meeting of the shareholders of the Company at which a vote is held to elect a director or otherwise pursuant to any written consent of shareholders of the Company, and to nominate the Alliance Venture Directors for election as members of the Board through a shareholder proposal, if not included in the slate proposed by the nomination committee of the Board; provided that an individual nominated for an Alliance Ventures Director shall be qualified to serve as a director under applicable law and listing requirements, and that such nominee shall provide all requisite information for serving as a director. The “Alliance Ventures Directors” means the two (2) individuals designated by Alliance Ventures for nomination or appointment as members of the Board from time to time (who shall be Jean-François Salles and Kazuhiro Doi as of the date hereof), subject to Section 1.e below.

b.	For so long as the Alliance Ventures Thresholds are maintained, the Founders shall not, and shall cause their affiliated entities not to, (a) enter into any voting agreement, voting trust or similar agreement, (b) grant any proxy, consent or power of attorney or (c) otherwise take any other action, in each case, that is structured and executed in a manner that would in substance impair, prevent or disable the Founders or any of their respective affiliated entities to vote or execute any consent in the manner contemplated under this Agreement, except where such actions are required to comply with applicable laws or regulatory requirements.

c.	Founder 1 represents and warrants that each of Tonyhan Limited and Xu Han Limited is an affiliated entity controlled by Founder 1 and a shareholder of the Company; Founder 2 represents and warrants that each of Yanli Holdings Limited and Humber Partners Limited is an affiliated entity controlled by Founder 2 and a shareholder of the Company; and each Founder agrees that each such entity will remain an affiliated entity controlled by the applicable Founder and a shareholder of the Company for so long as the Alliance Ventures Thresholds are maintained.

d.	Each Founder shall comply, and shall cause its affiliated entities to comply, with all applicable beneficial ownership reporting requirements applicable to their respective direct and indirect record and beneficial ownership of the Company’s securities under applicable law and listing requirements, including, without limitation, the applicable reporting requirements of Regulation 13D and Regulation 13G under the U.S. Securities and Exchange Act, as amended.

e.	Notwithstanding the foregoing, in the event Alliance Ventures sells shares of the Company following the US IPO equal to between one percent (1%) and two percent (2%) of the then current fully diluted share capital of the Company, it shall lose the right hereunder to nominate and appoint one (1) member of the Board, and in the event Alliance Ventures sells shares of the Company following the US IPO equal to two percent (2%) or more of the then current fully diluted share capital of the Company, it shall lose the right hereunder to nominate and appoint any members of the Board; the foregoing percentage ownerships shall be referred to herein as the “Alliance Ventures Thresholds.”

2.	Effectiveness; Termination.

a.	This Agreement shall become effective upon the listing of the Class A Shares on the Main Board of The Stock Exchange of Hong Kong Limited.

b.	This Agreement shall terminate and shall have no further effect upon the failure of both Alliance Ventures Thresholds. No such termination, however, shall relieve any party hereto of any liability or damages to the other party hereto resulting from any deliberate breach of this Agreement prior to its termination.

3.	Miscellaneous.

a.	Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

b.	This Agreement may be amended, modified or supplemented at any time only by written agreement of the parties.

c.	The parties acknowledge that the rights of each party set forth herein are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right to enforce its rights and the other party’s obligations hereunder by an action or actions for specific performance and/or injunctive relief (without posting of bond or other security), including any order, injunction or decree sought by such non-breaching party to cause the other party to perform its/their respective agreements and covenants contained in this Agreement and to cure breaches of this Agreement. Each party further agrees that the only permitted objection that it may raise in response to any action for any such equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

d.	This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

e.	Except as otherwise provided in this Agreement, this Agreement is exclusively for the benefit of the parties hereto, and their respective successors and permitted assigns, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right; provided, however, that Alliance Ventures is hereby permitted to assign its rights hereunder to any of its members, shareholders, officers, directors or affiliates.

f.	This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Each party acknowledges and agrees that, in entering into this Agreement, such party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement.

g.	This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

h.	Each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

FOUNDERS:

By:	/s/ Tony Xu Han
Name:	Tony Xu Han

By:	/s/ Yan Li
Name:	Yan Li

ALLIANCE VENTURES, B.V.:

By:	/s/ Veronique Sarlat-Depotte
Name:	Veronique Sarlat-Depotte
Title:	Authorized Signatory